SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BJ’S WHOLESALE CLUB, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share,

Having an Exercise Price of $29.00 or More Per Share

(Title of Class of Securities)

055 485 106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael T. Wedge

President and Chief Executive Officer

BJ’s Wholesale Club, Inc.

One Mercer Road

Natick, Massachusetts 01760

(508) 651-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copy to:

Mark G. Borden, Esq.

Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Telephone: (617) 526-6000

Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*

Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are BJ’s Wholesale, Inc.’s (“BJs” or the “Company”) Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders to be held on May 22, 2003, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders (the “Proxy Materials”). The Proxy Materials contain a proposal submitted for the approval of BJ’s stockholders to amend BJ’s 1997 Stock Incentive Plan, as amended to permit a one-time stock option exchange program under which outstanding stock options having an exercise price greater than $29.00 per share would be exchanged for new options (the “Option Exchange Program”). The new options would be exercisable for one-half the number of shares of the exchanged options and would have an exercise price equal to the fair market value of the Company’s common stock on the date of grant, which will be at least six months and one day after cancellation of the exchanged options. BJ’s directors, its president/chief executive officer and executive vice presidents will not be eligible to participate in the Option Exchange Program.

The Proxy Materials do not constitute an offer to holders of options to purchase BJ’s common stock to exchange their options. At the time the Option Exchange Program commences, BJ’s will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. BJ’s will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. Investors will be able to obtain these written materials and other documents filed by BJ’s with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov and from the Company’s website at www.bjs.com.

ITEM 12.    EXHIBITS.

99.1    Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders May 22, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-C is true, complete and correct.

BJ’S WHOLESALE CLUB, INC.

/s/ FRANK D. FORWARD
Frank D. Forward Chief Financial Officer
Date: April 22, 2003